UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 25, 2011

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Disposal dated 25 October 2011

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: October 25, 2011

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: October 25, 2011

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

25 October 2011

BARCLAYS PLC

Barclays announces the sale of its Russian retail and commercial banking operations

Barclays Bank PLC ('Barclays') announces the sale of Barclays Bank LLC to investors including Igor Kim, one of Russia's leading bankers. The transaction follows Barclays announcement on 15 February 2011 of its intention to sell Barclays retail and commercial banking operations in Russia.

Barclays Capital will continue to operate in Russia through its existing broker dealer subsidiary Barclays Capital LLC. Barclays Wealth, the private wealth management division of Barclays, will continue to offer offshore wealth management services to individuals in Russia.

Barclays Bank LLC had gross assets of £513m as at 30 September 2011. The transaction is not expected to have a material impact on Barclays earnings per share or capital ratios.

Under the terms of the sale, the purchasers will have the right to continue to use the Barclays name in connection with the acquired business for a transitional period of up to nine months.

-Ends-

For further information, please contact:

Barclays PLC
Investor Relations	Media Relations
Maritz Carvalho	Alex Jackson-Proes
+44 (0) 20 7116 5711	+44 (0) 7827 807080

About Barclays

Barclays is a major global financial services provider engaged in retail banking, credit cards, corporate and investment banking and wealth management with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 145,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.

For further information about Barclays, please visit our website www.barclays.com.  Neither the content of the Barclays website nor any website accessible by hyperlinks on the Barclays website is incorporated in, or forms any part of, this announcement.

About the purchasers

The purchasers include Igor Kim, a leading investor in the Russian banking sector, with current reported holdings including stakes in MDM and Orient Express Bank. The Bank's new shareholders plan to develop the Bank over the medium term, using its existing platform to create a leading financial institution in the Russian market.